SCHEDULE 13G/A

CUSIP NO. 942622200

Exhibit 99.2

ITEM 7 INFORMATION

United Technologies Corporation is reporting on this Schedule 13G/A securities held through its wholly-owned subsidiaries, Carrier Corporation and UTC Canada Corporation. Carrier Corporation beneficially owns 3,080,469 shares of the Issuer’s Common Stock, of which 2,985,685 shares are owned of record and 94,784 shares represent the shares of Common Stock into which the Issuer’s Class B Common Stock that is held by Carrier Corporation is convertible at the election of the holder, at any time, at a rate of one share of Common Stock for each share of Class B Common Stock surrendered for conversion. UTC Canada Corporation beneficially owns 1,250,000 shares of the Issuer’s Common Stock